

March 13, 2014

Via E-mail
Mr. Robin Kindle
Vice President and Chief Financial Officer
Next Fuel, Inc.
122 North Main Street
Sheridan, Wyoming 82801

> **Re:** **Next Fuel, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2013**
> **Filed December 23, 2013**
> **File No. 333-148493**

Dear Mr. Kindle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2013

Signatures, page 53

1.   Please include the signature of your controller or principal accounting officer and a majority of your board of directors, as required by Form 10-K. See Instruction D(2)(a) to Form 10-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Legal Branch Chief